Exhibit 1.01

CONFLICT MINERALS REPORT OF
bebe stores, inc.
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2016

I.	Introduction
This is the Conflict Minerals1 Report of bebe stores, inc. (“we,” “our,” “us,” or the “Company”) prepared for calendar year 2016 (except for conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Act”). Numerous terms in this Report are defined in Rule 13p-1 of the Act and SEC Release No. 34-67716 (August 22, 2012) under the Act (the “Adopting Release”). The reader is referred to these sources for the definitions of defined terms contained herein.
In accordance with Rule 13p-1, we undertook efforts to determine the content and source of the minerals within our products. The Company designed its efforts in conformity with the internationally recognized due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas OECD (2016), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing, Paris. http://dx.doi.org/10.1787/9789264252479-en (“OECD Due Diligence Guidance”) and related Supplements.
The statements below are based on the activities performed to date in good faith by the Company and are based on the infrastructure and information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.

II.	Overview
Company Profile
bebe is the go-to destination for chic, contemporary women’s apparel and accessories that are sophisticated and timelessly sexy.
Our distinctive product offering includes a full range of separates, tops, bottoms, dresses, active wear, shoes and accessories for the confident, sexy, and modern woman. We design and develop the majority of our merchandise in-house, manufactured to our own specifications; however, we also source directly from third-party manufacturers and sell co-branded and third-party labeled products.
We are subject to this rule as we have determined that, during 2016, the company manufactured or contracted to manufacture merchandise that may contain conflict minerals that were necessary to the functionality of production of the products. The Company, as a purchaser of component parts, is many steps removed from the mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and we conduct no purchasing activities directly in the DRC or the adjoining countries.
Conflict Minerals Policy
The Company developed a policy statement to support the goals expressed by Congress in enacting Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The policy highlights the Company’s commitment to complying with the reporting and due diligence obligations required by the SEC rule and the Company’s expectations from its suppliers. In addition, the policy includes language encouraging suppliers to source responsibly. The policy resides on our corporate website (https://www.bebe.com/custserv/custservsection.jsp?pageName=Terms).
Reasonable Country of Origin Inquiry Information
We have conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources.

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

The Company’s RCOI process included reviewing the products manufactured or contracted to be manufactured during the Reporting Period to identify products that should be deemed in-scope as described by the Adopting Release and conducting an inquiry of our direct suppliers of the in-scope products using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (“CMRT”). Based on the results of our RCOI which indicated sourcing from the DRC or an adjoining country, we exercised due diligence on the source and chain of custody of the conflict minerals in accordance with the OECD framework. Our due diligence efforts are discussed further in this Conflict Minerals Report.
Due Diligence Program Design
The Company designed its conflict minerals program to conform, in all material respects, with the five-step framework of the OECD Due Diligence Guidance, the Supplement on Tin, Tantalum, and Tungsten, and the Supplement on Gold, specifically as they relate to our position in the minerals supply chain as a “downstream” company:
Step 1:     Establish strong company management systems
Step 2:     Identify and assess risks in the supply chain
Step 3:     Design and implement a strategy to respond to identified risks
Step 4:    Carry out independent third-party audit of smelter/refiner's due diligence practices
Step 5:     Report annually on supply chain due diligence.

I.	Due Diligence Measures Performed by The Company
The following describes the measures taken to reasonably determine the country of origin and to exercise due diligence in the mineral supply chain in conformance with the OECD Due Diligence Guidance.
Step 1: Establish strong company management systems

a.
Conflict minerals team - The Company established a conflict minerals team that includes individuals from the relevant business units and departments, including compliance, finance, procurement, sales, and legal. The team was structured to include the involvement from those in upper management roles to ensure that critical information, including the Company’s conflict minerals policy, reached relevant employees and suppliers.

b.
Service provider engagement - The company retained a third party service provider to advise us on compliance with conflict minerals policy and to assist us in executing a due diligence process under the company’s supervision.

c.	Conflict minerals policy - The Company adopted and published a policy establishing the expectations of our suppliers. The policy resides on our corporate website.

d.
Supplier engagement - The Company communicated its conflict minerals policy and provided educational materials to our queried suppliers. Suppliers were provided information on the conflict minerals disclosure requirements as well as recommendations for developing, implementing, and documenting a conflict minerals compliance program. Stakeholders can communicate directly and confidentially with our compliance team.

e.	Company level grievance mechanism - As recommended by the OECD Due Diligence Guidance, the Company has a grievance mechanism in place as a risk-awareness system for conflict minerals issues.

f.	Records management - The Company will maintain records relating to our conflict minerals program in accordance with the recommended record retention guidelines.
Step 2: Identify and assess risks in the supply chain
We performed the following steps as part of our risk assessment process:

a.
Identified products in scope - Our conflict minerals team conducted a detailed review of the products manufactured or contracted to be manufactured during the Reporting Period to identify products that should be deemed in-scope as described by the Adopting Release.

b.
Conducted RCOI - The Company utilized the industry-developed CMRT to query our suppliers for conflict minerals information. We requested this information from the Tier 1 suppliers who provide materials and components for the products deemed in-scope by our conflict minerals team. We evaluated the responses from the templates submitted by our suppliers to determine our reporting obligation based on this RCOI. See Appendix I for a list of countries of origin identified through the RCOI process.

c.
Completed additional follow-up - The Company contacted direct suppliers that did not respond to our request for conflict minerals information by the requested date. We also worked to clarify and validate the accuracy of information provided by our suppliers.

d.
Identified smelters or refiners (“SORs”) - The Company compiled a list of SORs in our supply chain using our suppliers’ responses in their CMRTs. The Company reconciled this list to the list of smelter facilities designated by the CFSI’s Conflict-Free Smelter Program. We have provided that list in this report.

Step 3: Design and implement a strategy to respond to identified risks
We performed the following steps as part of our risk management plan:

a.
Designed and implemented a plan - The Company used established risk rating criteria to evaluate suppliers based on the responses provided within their CMRT as well as any additional documentation furnished to support those responses and the suppliers’ due diligence processes. In the coming year, the resulting risk ratings will be used to develop specific supplier outreach and training to address the identified risks and to take corrective actions with suppliers found not in compliance with the Company’s conflict minerals policy.

b.
Verified SORs - As part of the risk mitigation process, the Company reconciled the list of SORs collected from suppliers to the list of smelter facilities identified by the CFSI’s Conflict-Free Smelter Program.

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices
The Company is using information provided by independent third party audit programs, including the CFSI, London Bullion Market Association (LBMA), and Responsible Jewelry Council (RJC), to confirm the existence and verify the conflict-free status of SORs identified during our due diligence.
Step 5: Report annually on supply chain due diligence
Accordingly, this Conflict Minerals Report has been filed with the SEC and is available on our website at http://investorrelations.bebe.com/sec-filings.

II.	Product Description; Processing Facilities

Product Description - We market our products under the bebe and BEBE SPORT brand names on-line store at www.bebe.com and our 90 international licensee' operated stores in 19 countries and, pursuant to our product licensing, through certain select domestic and international retailers.
Processing Facilities - Based on our due diligence process and the information received from our suppliers, the following facilities were identified by the Company’s suppliers as the smelters and refiners of the tin, tantalum, tungsten and/or gold present in and necessary to the functionality of products manufactured by the Company in the calendar year ended December 31, 2016. The information from our suppliers is still evolving. As such, this smelter list is presented in good faith as the best information we have to date. This list may contain smelters that are not in our supply chain and/or there may be other smelters not yet identified in our due diligence process. We will continue to update the list as our information and the relevant third-party data from CFSI, LBMA, and RJC improves.

Metal	Standard Smelter Name	Country	Smelter ID
Tin	Alpha	UNITED STATES OF AMERICA	CID000292

III.	Future Due Diligence
We will continue to communicate our expectations and information requirements to our direct suppliers. Over time, we anticipate that the amount of information available globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. If we become aware of a supplier whose due diligence needs improvement, we may continue the trade relationship while that supplier improves its compliance program. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.
In addition to those above, the Company will undertake the following steps during the next compliance period:

•	Review the conflict minerals policy statement and update, if necessary.

•	Continue to collect responses from suppliers using the most recent revision of the CMRT.

•	Monitor and track performance of risk mitigation efforts.

•	Work with our service provider to compare RCOI results to information collected via independent third party audit programs, such as the CFSI.

•	Encourage responsible sourcing by our suppliers.

APPENDIX I - Countries of Origin
The information provided in this Appendix is based on the information collected from the Company’s suppliers.

Australia
Bolivia (Plurinational State of)
Brazil
China
Colombia
DRC
Indonesia
Laos
Malaysia
Mongolia
Myanmar
Nigeria
Peru
Portugal
Russia
Rwanda
Thailand
Uganda
Vietnam